Exhibit 3

http://www.sec.gov, http://www.magna.isa.gov.il , http://www.maya.tase.co.il.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

	FOR	AGAINST	ABSTAIN
PROPOSAL 1: RESOLVED, to approve the Silicom “Executive Compensation Policy” in the form attached as Annex A to the Proxy Statement	☐	☐	☐

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 1? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 1)	YES ☐	NO ☐

For the purpose of Proposal 1, a "Personal Interest" of a shareholder in the approval of the proposal is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The undersigned hereby acknowledges receipt of the Notice of the Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

______________________________________	______________________________________	______________________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

SILICOM LTD.

Extraordinary General Meeting of Shareholders to be held on July 31, 2013

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Nir Dagan and Avraham Ben-Tzvi, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel on Wednesday July 31, 2013, at 12:00 noon, (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)